                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         COMMISSION FILE NUMBER 1-10671

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  December 31, 2002

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -------------------


Read attached instruction sheet before preparing form. Please print or type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------


                        PART I -- REGISTRANT INFORMATION

Full name of registrant:  The Meridian Resource Corporation
                          ------------------------------------------------------

Former name if applicable:
                            ----------------------------------------------------



Address of principal executive office (Street and number):
                                                          ----------------------
  1401 Enclave Parkway, Suite 300
--------------------------------------------------------------------------------

City, state and zip code:  Houston, Texas 77077
                         -------------------------------------------------------

                       PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company has been working with its lenders under its senior credit facility to reach an agreement regarding the scheduled redetermination of an appropriate borrowing base. The current borrowing base under the Company's senior credit agreement was established on September 23, 2002, at $165 million, with the borrowing base redetermination date scheduled for November 30, 2002. The Company and its senior lenders have entered into an amendment of the agreement, effective March 28, 2003, to eliminate the November 30, 2002 redetermination date and to reschedule the borrowing base redetermination date for April 30, 2003, and quarterly thereafter. The Company's current borrowing base is $165 million, which is the same as that established upon the signing of the original credit agreement.

         On March 31, 2003, the Company received notice from its senior lenders that effective April 30, 2003 the borrowing base will be established at $138.5 million. Accordingly, the Company will reflect the difference of $26.5 million as a current maturity of its long-term debt and will be required to make up the deficiency through the addition of reserves or value to its current reserve base or pay the senior lenders this deficiency within ninety days of the effective date of April 30, 2003 or one hundred and twenty (120) days from this date. As a result of the potential liquidity implications associated with the recent notice, additional time will be required to enable us to determine appropriate disclosures to be provided in our Form 10-K and determine the extent, if any, this may result in a going concern modification of the report on the Company's financial statements for the year ended December 31, 2002 to be issued by the Company's auditors. The Company believes that it can satisfy this deficiency through a combination of the addition of reserves, third-party financing, property sales, and cash flow

         The reasons stated above causing the inability to file the Form 10-K on a timely basis could not be eliminated by the Company without unreasonable effort or expense. The Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    James H. Shonsey                    (281)                     597-7043
---------------------------      -------------------        --------------------
         (Name)                      (Area Code)             (Telephone Number)

--------------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE THE COMPANY'S PRESS RELEASE DATED MARCH 31, 2003, A COPY OF WHICH IS ATTACHED HERETO AS ANNEX A.

--------------------------------------------------------------------------------

                        The Meridian Resource Corporation
          -------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
          -------------------------------------------------------------

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         April 1, 2003          By      /s/ James H. Shonsey
     ----------------------------     ------------------------------------------
                                           James H. Shonsey
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
================================================================================

                                                                         ANNEX A

                             [MERIDIAN LETTERHEAD]



[MERIDIAN LOGO]                                                           NEWS



                THE MERIDIAN RESOURCE CORPORATION ANNOUNCES 2002
                    YEAR-END FINANCIAL RESULTS AND PROVIDES
                               OPERATIONAL UPDATE


Houston, Texas - March 31, 2003 - The Meridian Resource Corporation (NYSE: TMR) today announced financial results for its fourth quarter and year-end 2002. For the three months ended December 31, 2002, the Company reported that discretionary cash flow (see accompanying reconciliation) totaled $15.4 million, or $0.22 per fully diluted share, compared to $18.3 million, or $0.34 per fully diluted share, for the same quarter of 2001. Oil and gas revenues for the current period were $24.3 million compared to $28.0 million for the corresponding period of 2001. On an earnings basis, the Company reported a net loss of $2.2 million, or $0.04 per fully diluted share for the quarter, compared to a net loss of $6.0 million, or $0.13 per fully diluted share, for the corresponding period of 2001.


2002 ANNUAL FINANCIAL RESULTS

For the full year 2002, discretionary cash flow totaled $66.2 million, or $1.00 per fully diluted share, compared to $121.7 million, or $2.18 per fully diluted share, for calendar year 2001. Oil and gas revenue during calendar year 2002 totaled $107.0 million, or $3.71 per Mcfe, compared to $176.6, or $4.46 per Mcfe, for calendar year 2001. Earnings for the year were reported at a net loss of $52.0 million, or $1.05 per fully diluted share, compared to net income of $22.6 million, or $0.43 per fully diluted share, for the corresponding period of 2001. The net loss for 2002 was primarily the result of a $69.1 million charge from a write-down of proved undeveloped reserves on the Company's Kent Bayou well.

The changes in earnings and discretionary cash flow for 2002 compared to the corresponding period of 2001 resulted from the combination of a 27% decline in oil and gas production on an Mcfe basis coupled with a 17% decrease in the price received for oil and gas sales. The volume declines are the result of property sales completed during 2001, storm related shut-ins and natural rate declines in producing wells. The Company reported total production of 28.9 billion cubic feet of gas equivalent ("Bcfe") for calendar year 2002 compared to 39.6 Bcfe for calendar year 2001.

Oil and gas operating expenses decreased by $4.7 million to $11.9 million, to $0.41 per Mcfe, during calendar year 2002 compared to $16.6 million, or $0.42 per Mcfe, for the prior period. Similarly, production taxes decreased by $3.5 million, or 30%, for the calendar year 2002 compared to 2001. These declines were primarily due to decreased production volumes resulting from the previously discussed property sales and shut-ins.

General and administrative expenses decreased by $1.7 million, or 12%, to $11.8 million for the year ended December 31, 2002 compared to $13.5 million for the corresponding period of 2001. This reduction is in part a result of savings realized from staff reductions and the purchase and retirement of certain outstanding well bonus plan interests. Interest expense decreased by $4.6 million, or 23%, to $15.5 million for calendar year 2002 from $20.1 million for 2001 primarily as a result of lower outstanding borrowings coupled with lower interest rates on the outstanding balances. During the year, Meridian reduced its total outstanding indebtedness by $31.2 million from $235.0 million to approximately $203.8 million.

The current borrowing base under the Company's existing senior credit agreement was established on September 23, 2002, at $165 million, with the borrowing base redetermination date scheduled for November 30, 2002. The Company and its senior lenders have entered into an amendment of the agreement to eliminate the November 30, 2002 redetermination date and to reschedule the borrowing base redetermination date for April 30, 2003, and quarterly thereafter. As a result, the Company's current borrowing base is $165 million, as established upon the signing of the original credit agreement. On March 31, 2003, the Company received notice from its senior lenders that effective April 30, 2003 the borrowing base will be established at $138.5 million. Accordingly, the Company will reflect the difference as a current maturity of its long-term debt and will be required to pay the senior lenders this deficiency within ninety days (90) of the effective date of April 30, 2003. Though no assurances can be made that sufficient funds will be available to pay this deficiency, management believes that such a payment can be managed from the Company's current cash sources, third party capital in the form of subordinated debt and/or from the sale of oil and gas properties.


OPERATIONS UPDATE

As previously announced, Meridian successfully completed its Biloxi Marshlands 6-1 well, located in St. Bernard Parish, Louisiana during the fourth quarter of 2002. The well reached a total depth of 10,800' measured depth (9,000' TVD) and encountered over 180' of net pay in the targeted Cris "I" sand. The well was placed on production on March 15, 2003 and is currently producing at a gross rate of approximately 10,000 Mcf per day, which singularly represents an increase of 10% of current daily production. During March 2003, the Company participated in the State of Louisiana oil and gas lease sale, and successfully bid on five additional tracts in the area covering approximately 740 acres. The Company's working interest in the Biloxi Marshlands No. 6-1 well is 93%. Several additional development and exploratory wells are planned in the area during 2003.

Following the drilling of the Biloxi Marshlands 6-1 well, the Company constructed a barge based production facility and installed approximately five miles of 8" pipeline capable of processing and transporting the production from the current well and future wells on the Biloxi Marshland acreage.

Meridian expects to begin the second phase of its 3-D seismic program on the Biloxi Marshlands acreage during April 2003. The survey will encompass at least 105 square miles and is expected to be complete during the third quarter of 2003.

The Hughes No. 2 well in Jefferson Davis Parish, Louisiana has been drilled to a total depth of 17,850' measured depth and a completion in the Bol Mex 5 sand series is currently underway. The well is a replacement for the Hughes No. 1 that experienced cementing problems during the completion phase and was subsequently abandoned. During February 2003, the Company completed the construction of production facilities for the Hughes No. 2 and is currently conducting final completion operations on the well. Meridian is the operator of the well and owns an approximate 94% working interest and a 70% net revenue interest in the well.

Also in Jefferson Davis Parish, Louisiana, in the Company's Thornwell field, Meridian participated in the drilling of the Blank Living Trust well, which encountered 20' of pay at a depth of 11,960'. The well was placed on production flowing at a rate of 9,000 Mcf of gas per day and 183 barrels of oil per day during the fourth quarter of 2002. The Company owns an approximate 26% working interest and a 17% net revenue interest in the well.

Recompletion operations are underway on the Thibodaux No. 1 well in the Company's Ramos Field. Once recompleted to the Operc 3 interval, the Company expects the well to produce at rates of 10,000 Mcfe per day or more. Meridian is operator of the Ramos Field and owns a 65% working interest and a 44% net revenue interest in the well.

In the Lakeside Field located in Cameron Parish, Louisiana, Meridian completed its Lacassane No. 1 well in the Alliance sand at a depth of approximately 10,750'. The well initially tested at rates of 1,425 Mcfe of gas per day from the lower part of the sand and additional perforations are now being added to include the upper member of the sand. The Company owns a 73% working interest in the well.

The capital expenditure budget for 2003 is currently forecast between $35 million and $40 million for seismic and drilling activity, primarily focused in the Biloxi Marshlands project area. The first development well is the Biloxi Marshlands 6-2 well, which is scheduled for April 2003. Other operations will include a 12,500' well in Ship Shoal Block 320, and certain other shallow, lower risk opportunities including additional wells in the Biloxi Marshlands project area. As previously announced, the Company has changed its exploration focus to concentrate on multiple shallower, low risk projects with broad exploitation/development potential interspersed with one or more of the Company's traditional higher risk, but much higher potential, projects.

The Company will be filing its annual report on Form 10-K no later than April 15, 2003, once the Company's independent auditors have completed their audit of Meridian's financial statements for the year ended December 31, 2002.


SAFE HARBOR STATEMENT AND DISCLAIMER

Statements identified by the words "expects," "projects," "plans," and certain of the other foregoing statements may be deemed "forward-looking statements." Although Meridian believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this press release. These include risks inherent in the drilling of oil and natural gas wells, including risks of fire, explosion, blowout, pipe failure, casing collapse, unusual or unexpected formation pressures, environmental hazards, and other operating and production risks inherent in oil and natural gas drilling and production activities, which may temporarily or permanently reduce production or cause initial production or test results to not be indicative of future well performance or delay the timing of sales or completion of drilling operations; risks with respect to oil and natural gas prices, a material decline in which could cause the Company to delay or suspend planned drilling operations or reduce production levels; and risks relating to the availability of capital to fund drilling operations that can be adversely affected by adverse drilling results, production declines and declines in oil and gas prices.

These and other risks are described in the Company's documents and reports, available from the U.S. Securities and Exchange Commission.

-------------------------------------------------------------------------------
The Meridian Resource Corporation is an independent oil and natural gas company engaged in the exploration for and development of oil and natural gas in Louisiana, Texas, and the Gulf of Mexico. Meridian has access to an extensive inventory of seismic data and, among independent producers, is a leader in using 3-D seismic technology to analyze prospects, define risk, and target high-potential wells for exploration and development. Meridian is headquartered in Houston, Texas, and has a field office in Weeks Island, Louisiana. Meridian stock is traded on the New York Stock Exchange under the symbol "TMR."
===============================================================================

                                                   FOR MORE INFORMATION CONTACT:
                              James H. Shonsey or John Collins at (281)-597-7000
                             Meridian Resource Corporation Website: www.tmrc.com

               THE MERIDIAN RESOURCE CORPORATION AND SUBSIDIARIES
                             SUMMARY OPERATIONS DATA
                (In thousands, except prices and per share data)
                                   (Unaudited)

                                                  THREE MONTHS ENDED                 YEAR ENDED
                                                      DECEMBER 31,                  DECEMBER 31,
                                              --------------------------    --------------------------
                                                 2002           2001            2002           2001
                                              -----------    -----------    -----------    -----------
Production
   Oil (Mbbl)                                         424            769          2,213          2,918
   Natural Gas (Mmcf)                               3,122          5,319         15,578         22,085
   Mmcfe                                            5,667          9,936         28,856         39,594
   Mmcfe (Daily Rate)                                61.6          108.0           79.1          108.5

Average Prices
   Oil (per bbl)                              $     27.23    $     18.98    $     24.67    $     25.17
   Natural Gas (per Mcf)                             4.08           2.53           3.36           4.67
   Per Mcfe                                          4.28           2.82           3.71           4.46

Oil and Natural Gas Revenues                  $    24,277    $    28,029    $   106,992    $   176,646
Lease Operating Expenses                            3,113          3,682         11,935         16,625
   Per Mcfe                                          0.55           0.37           0.41           0.42
Severance and Ad Valorem Taxes                      1,599          2,439          8,235         11,761
   Per Mcfe                                          0.28           0.25           0.29           0.30
General and Administrative Expense                  2,716          1,355         11,820         13,506
   Per Mcfe                                          0.48           0.14           0.41           0.34
Interest Expense                                    2,759          3,941         15,455         20,092
     Per Mcfe                                        0.49           0.40           0.54           0.51

Discretionary Cash Flow (Fully Diluted) (1)   $    15,363    $    18,270    $    66,177    $   121,720
   Per Diluted Share                                 0.22           0.34           1.00           2.18
   Per MCFE                                          2.71           1.84           2.29           3.07

Net Earnings (Loss) Applicable to Common
Stockholders                                  $    (2,223)   $    (6,041)   $   (52,012)   $    22,551
   Per Diluted Common Share                   $     (0.04)   $     (0.13)   $     (1.05)   $      0.43

Diluted Shares (without giving effect to
anti-dilution)                                     70,668         53,518         66,299         55,842



(1) See accompanying table for a reconciliation of net income (loss) applicable to common stockholders to discretionary cash flow.

               THE MERIDIAN RESOURCE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except per share)
                                   (Unaudited)

                                                          THREE MONTHS ENDED                  YEAR ENDED
                                                              DECEMBER 31,                   DECEMBER 31,
                                                     ----------------------------    ----------------------------
                                                         2002            2001            2002            2001
                                                     ------------    ------------    ------------    ------------
Revenues:
   Oil and natural gas                               $     24,277    $     28,029    $    106,992    $    176,646
   Price risk management activities                           (87)             --              --              --
   Interest and other                                         184             178             478           1,414
                                                     ------------    ------------    ------------    ------------
     Total revenues                                        24,374          28,207         107,470         178,060
                                                     ------------    ------------    ------------    ------------

Operating costs and expenses:
   Oil and natural gas operating                            3,113           3,682          11,935          16,625
   Severance and ad valorem taxes                           1,599           2,439           8,235          11,761
   Depletion and depreciation                              14,791          15,685          60,972          67,450
   Impairment of long-lived assets                             --           6,580          69,124           6,580
   General and administrative                               2,716           1,355          11,820          13,506
    Issuance of stock grants                                   --           5,566              --           5,566
                                                     ------------    ------------    ------------    ------------
     Total operating costs & expenses                      22,219          35,307         162,086         121,488
                                                     ------------    ------------    ------------    ------------

Net earnings (loss) before interest and income              2,155          (7,100)        (54,616)         56,572
taxes

Other expenses:
   Interest expense                                         2,759           3,941          15,455          20,092
   Taxes on income:
         Current                                              198            (100)            298            (300)
         Deferred                                              --          (4,900)        (22,300)         13,800
                                                     ------------    ------------    ------------    ------------

Net earnings (loss)                                          (802)         (6,041)        (48,069)         22,980

Dividends on preferred stock                                1,421              --           3,943             429
                                                     ------------    ------------    ------------    ------------
Net earnings (loss) applicable to common
stockholders                                         $     (2,223)   $     (6,041)   $    (52,012)   $     22,551
                                                     ============    ============    ============    ============

Net earnings (loss) per share:
 - Basic                                             $      (0.04)   $      (0.13)   $      (1.05)   $       0.47
                                                     ============    ============    ============    ============
 - Diluted                                           $      (0.04)   $      (0.13)   $      (1.05)   $       0.43
                                                     ============    ============    ============    ============

Weighted average common shares outstanding:
 - Basic                                                   49,992          47,950          49,763          48,350
 - Diluted                                                 49,992          47,950          49,763          55,842

               THE MERIDIAN RESOURCE CORPORATION AND SUBSIDIARIES
             SUPPLEMENTAL DISCLOSURE OF NON-GAAP FINANCIAL MEASURES
                                 (In thousands)
                                   (Unaudited)

                                                                THREE MONTHS ENDED                  YEAR ENDED
                                                                    DECEMBER 31,                   DECEMBER 31,
                                                           ----------------------------    ----------------------------
                                                               2002            2001            2002            2001
                                                           ------------    ------------    ------------    ------------
RECONCILIATION OF NET EARNINGS (LOSS) APPLICABLE
TO COMMON STOCKHOLDERS TO DISCRETIONARY CASH
FLOW:

NET EARNINGS (LOSS) APPLICABLE TO COMMON
STOCKHOLDERS                                               $     (2,223)   $     (6,041)   $    (52,012)   $     22,551
Adjustments to reconcile net earnings (loss)
applicable to common stockholders to
discretionary cash flow:
     Depreciation, depletion & amortization                      14,791          15,685          60,972          67,450
     Impairment of long-lived assets                                 --           6,580          69,124           6,580
     Amortization of deferred issuance costs                        589             520           3,564           2,060
     Deferred income taxes                                           --          (4,900)        (22,300)         13,800
     Other amortization                                               5               5              20              10
     Issuance of stock grants                                        --           5,566              --           5,566
     Non-cash compensation                                          384             546           1,630           2,039
     Non-cash price risk management                                  87              --              --              --
                                                           ------------    ------------    ------------    ------------
Discretionary Cash Flow (Basic)                                  13,633          17,961          60,998         120,056
     Interest on convertible sub-debt (net of tax)                  309             309           1,236           1,235

     Dividend on preferred stock                                  1,421              --           3,943             429
                                                           ------------    ------------    ------------    ------------
DISCRETIONARY CASH FLOW (DILUTED)                          $     15,363    $     18,270    $     66,177    $    121,720
                                                           ============    ============    ============    ============